

August 28, 2014

Via E-mail
Robert M. Snibbe, Jr.
President
Stem Sales, Inc.
801 West Bay Drive, Suite 418
Largo, FL 33770

> **Re:** **Stem Sales, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2014**
> **File No. 333-197814**

Dear Mr. Snibbe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your disclosure at page I-9 that this offering is not being conducted in compliance with Rule 419, and that investors will not be entitled to protections normally

afforded to investors in Rule 419 blank check offerings. However, it appears that Rule 419 applies to this offering. Please advise.

3. Please revise your disclosure to state that you are a shell company, as it appears from your disclosure that you meet the definition of a shell company set forth in Securities Act Rule 405. Additionally, please disclose the consequences of that status, such as the limitations on the ability of your security holders to use Rule 144.

4. Please revise to clarify whether this is a primary offering on behalf of the registrant or a secondary offering on behalf of selling shareholders. In that regard, we note that your disclosure indicates that this is a primary offering. However, we also note that on page I-24 you state that "each of the initial security holders paid $10,000 for their shares, or approximately $0.05 per share. Selling at the offering price of $0.10 per share provides a small profit which we believe is a fair return on their investment." We also note in that regard your disclosure in Table 10.0 on page I-52, which states that your initial security holders will own 0% of the company's shares if all offering shares are sold.

5. Please revise your disclosure throughout the filing to provide consistent disclosure regarding the terms of the offering. For example, we note your disclosure on the prospectus cover page and on pages I-17, I-41, and I-42 that you will have 18 months from the closing of the offering to either effect a business combination or enter into a definitive agreement to effect a business combination. However, your disclosure on pages I-11 through I-13 states that you have 12 months from the closing of the offering to do so. Please reconcile these disclosures or advise.

Prospectus Cover Page, I-3

6. Please provide your basis for not returning funds to investors if a consummated acquisition has not occurred by a date 18 months after the effective date of the initial registration statement. In that regard, we note your reference here and throughout your filing to your intent to return funds 24 months from the closing of the offering, and also note your reference to 18 months "from the closing of this offering." Refer to Rule 419.

7. Please explain why the table on your prospectus cover page suggests that you will receive no proceeds from the offering. Alternatively, please revise the table.

Prospectus Summary, page I-5

8. We note your disclosure that if you are unable to consummate your initial business combination within the relevant time period, you will "as promptly as possible but not more than ten business days thereafter" redeem 100% of your outstanding public shares with the funds held in the escrow account. However, Rule 419(e)(2)(iv) requires return of the funds within five business days. Please revise.

9. We note your disclosure that the target business or businesses that you acquire will have a collective fair market value substantially in excess of 80% of "the escrow account

balance." However, such statement does not appear to comply with Rule 419(e)(1), which refers to 80 percent "of the maximum offering proceeds." Please revise.

10.   We note your reference to amendments to your certificate of incorporation with respect to your pre-business combination activities. However, your certificate of incorporation filed as Exhibit 3.1 does not appear to address pre-combination activities. Please revise.

Rule 419 Requirements

11.   Please revise to clarify that Rule 419 applies to this offering.

Terms of the Offering, page I-8

12.   Please revise this section to disclose and clarify the protections of Rule 419 that are applicable to this offering, including with respect to the following:

- The deposit of proceeds and securities;
- For acquisitions that could result in the release of funds from escrow, the threshold criteria for the fair value of the business or net assets as compared to maximum offering proceeds;
- The provision of information to investors regarding acquisitions;
- The right to obtain a refund of deposited funds upon receipt of information regarding acquisitions; and
- The return of deposited funds to investors if an acquisition meeting the specified criteria has not been consummated within 18 months after the effective date of the initial registration statement.

13.   Please also disclose the relevant restrictions on trading securities held in the escrow account. Refer to Exchange Act Rule 15g-8. In addition, please revise your disclosure at page I-5 regarding quotation on the OTCBB in light of such restrictions on selling securities in the escrow account.

Risk Factors, page I-11

If third parties bring claims against us…, page I-12

14.   We note your disclosure regarding the risks of third party claims and the proceeds in the escrow account. Please tell us whether the deposit of the funds will comply with Rule 419(b)(1)(ii).

Our officers and directors have pre-existing fiduciary and contractual obligations…, page I-15

15.   Please revise to disclose the relevant fiduciary and contractual obligations of your officers and directors.

The shares beneficially owned by our officers and directors…, page I-15

16.   We note your reference to "insider shares," "private shares" and "private warrants." We also note your references in other sections in your filing to "private units." Please revise to clarify the ownership of your officers and directors with respect to such securities.

We will offer each public shareholder the option to vote..., page I-16

17.   Please revise to clarify the anticipated timing of the shareholder vote in the context of the anticipated timing of the provision of information to investors pursuant to Rule 419(e)(2).

Our founders, including our officers and directors, will control a substantial interest…, page I-17

18.   We note your reference in this section to possible purchases by officers and directors of your securities in the open market or in private transactions. We also note your reference on page I-22 to a public market for your shares of common stock. Please advise as to how there would be a market for your securities, given that it appears that the shares held by public investors would all be held in escrow during the relevant period.

Liquidity and Capital Resources, page I-34

19.   We note your disclosure in this section regarding your working capital requirements prior to a business combination. Please revise to clarify your source of funds for such requirements, given the placement of investor funds in escrow.

Financial Statements

Statement of Shareholders' Equity, page F-5

20.   The presentation indicates that you sold 200,000 shares of common stock during the reporting period. However, this number does not appear to reconcile to the number of shares issued and outstanding as of June 30, 2014. Please revise as necessary.

Outside Back Cover Page

21.   Please provide the dealer prospectus delivery obligation legend required by Item 502(b) of Regulation S-K on the outside back cover page of your prospectus.

Signatures, page II-4

22.   Please revise your signature page to identify your principal executive officer, principal financial officer, and controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-1.

Exhibit 3.1

23.   We note that you have electronically filed your articles of incorporation in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 27) (June 2014) and Item 301 of Regulation S-T.

Exhibit 10

24.   Both the first recital and Section 3 of your subscription escrow agreement reference a minimum amount to be sold in the offering. However, you disclose on pages I-2 and I-24 of your registration statement that there is no minimum number of shares to be sold in this offering. In addition, the terms set forth in Section 3 of the subscription escrow agreement with respect to release of funds to the registrant do not appear to be consistent with disclosure in your prospectus regarding the conditions for the release of such funds. Please advise.

25.   We note that Section 3(b) of the subscription escrow agreement contemplates the return of funds to investors without payment of interest. Please tell us how this complies with Rule 419.

26.   We note the investment selection instructions provided in Exhibit C to the subscription escrow agreement. Please tell us whether the Federated Tax Free Obligations Fund satisfies the investment requirements set forth in Rule 419(b)(2).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Diane J. Harrison
        Harrison Law, P.A.